Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: June 5, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this report

On June 5, 2025, VEON Ltd., a global digital operator (“VEON” or the “Company”), issued a press release announcing the initial public filing with the Securities and Exchange Commission of a registration statement on Form F-4 of its subsidiary, Kyivstar Group Ltd. (“PubCo”), in connection with its plans to list PubCO on the Nasdaq Stock Market.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of PubCo’s related press release is attached hereto as Exhibit 99.2 and incorporated herein by reference. An updated investor presentation that will be used by PubCo and Cohen Circle Acquisition Corp. I is attached hereto as Exhibit 99.3 and incorporated herein by reference.

As previously announced, on March 18, 2025, Cohen Circle Acquisition Corp. I. (the “Cohen Circle”) entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) the Cohen Circle, (2) VEON Amsterdam B.V. (the “Seller”), (3) VEON Holdings B.V. (“VEON Holdings”), (4) PubCo, and (5) Varna Merger Sub Corp. (together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”), (together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the Business Combination, the expected timing of the Closing, the expected impact of the Business Combination, including PubCo being the first U.S.-listed pure play Ukrainian investment opportunity, potential investor interest and the percentage of VEON’s ownership interest in the equity of PubCo following the Closing. These statements are based VEON, Cohen Circle and Kyivstar on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar’s, PubCo’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination (including as a result of a termination of the BCA and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against Cohen Circle, Kyivstar or VEON, any of its subsidiaries or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to Closing; changes to the proposed structure of the Business Combination or the business combination contemplated thereunder that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon Closing and admission of PubCo for trading on the Nasdaq; the risk that the Business Combination disrupts current plans and operations of VEON as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow, retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine and other risks and uncertainties expected to be set forth in the Registration Statement to be filed by PubCo with the SEC. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Circle cannot predict with accuracy and some of which neither VEON, Cohen Circle nor Kyivstar might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON and Kyivstar do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

1

No assurances can be made that the parties will successfully close the Business Combination, or close the Business Combination on the timeframe currently contemplated. The Business Combination is subject to the approval of Cohen Circle’s shareholders, the filing of the Registration Statement with and subsequent approval by the SEC, as well as other regulatory approvals and customary conditions to Closing.

Additional Information and Where to Find It

PubCo has filed with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of Cohen Circle and a prospectus of PubCo in connection with the proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Cohen Circle as of a record date to be established for voting on the proposed Business Combination. SHAREHOLDERS OF COHEN CIRCLE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COHEN CIRCLE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COHEN CIRCLE, KYIVSTAR, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cohen Circle at Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, telephone: (215) 701-9555.

Participants in the Solicitation

Cohen Circle, Kyivstar, the Company, PubCo and their respective directors and officers may be deemed participants in the solicitation of proxies of Cohen Circle shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of Cohen Circle is contained in Cohen Circle’s filings with the SEC, including its Registration Statement on Form S-1, which was filed with the SEC on September 20, 2024, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Cohen Circle’s shareholders in connection with the proposed Business Combination and other matters to be voted upon at the meeting of Cohen Circle’s shareholders will be set forth in the Registration Statement for the transaction when available.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

2

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	VEON Ltd. Press Release, date June 5, 2025
99.2	Kyivstar Group Ld. Press Release, dated June 5, 2025
99.3	Investor Presentation, dated June 5, 2025

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: June 5, 2025

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel

4

Exhibit 99.1

VEON Progresses in Kyivstar Group’s Nasdaq Listing with the Public Filing of Registration Statement on Form F-4

Dubai and Kyiv, June 5, 2025 – VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator, announces the public filing of a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the listing of Kyivstar Group Ltd. (“Kyivstar Group”), the parent company of Ukraine’s leading digital operator JSC Kyivstar, on the Nasdaq Stock Market LLC (“Nasdaq”).

This filing represents a milestone in VEON’s plans to list Kyivstar Group on Nasdaq following the anticipated completion of a business combination with Cohen Circle Acquisition Corp. I (Nasdaq: CCIR) (“Cohen Circle”) that was announced on March 18, 2025. At the closing of the transaction, the business combination will result in the listing of Kyivstar Group’s common shares and warrants on Nasdaq under the ticker symbols “KYIV” and “KYIVW,” respectfully, as the only pure-play Ukrainian investment opportunity on U.S. stock markets.

“Kyivstar Group’s listing on Nasdaq will be a landmark development, bringing a Ukrainian company with a market-leading position in telecommunications and digital services to the world’s premiere listing venue for technology companies. With today’s filing, we continue to advance towards this historic moment, which we believe presents U.S. and global investors with a compelling opportunity to invest in Ukraine and become a stakeholder in its economic growth and resilience through a robust Ukrainian company,” said Kaan Terzioglu, CEO of VEON Group.

“We are very excited about completing this transaction and supporting Kyivstar Group’s listing on Nasdaq. Kyivstar Group has tremendous growth potential and continues to deliver strong operational and financial performance, reflecting the resilience of both the company and the country. As we mark today’s public filing, we look forward to completing the process which will make Kyivstar Group’s success story more directly accessible to U.S. and global investors,” said Betsy Cohen, Chairman and CEO of Cohen Circle.

The closing of the business combination is expected to occur during the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the ticker symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

About Cohen Circle

Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transactions mentioned herein or the proposed business combination with Cohen Circle. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the proposed business combination with Cohen Circle (the “Business Combination”), including the timing of the closing of the Business Combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the Business Combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against VEON Ltd., any of its subsidiaries or others following the announcement of the proposed Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary board and shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination or the contemplated reorganization that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards prior to consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of VEON Ltd. as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and the ability to retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

2

Additional Information and Where to Find It

Kyivstar Group Ltd. and VEON Holdings B.V. have filed on June 5, 2025 a registration statement on Form F-4 (File No. 333-287802) (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of Cohen Circle and a preliminary prospectus of Kyivstar Group. When available, Cohen Circle will mail a definitive proxy statement/prospectus relating to the business combination and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to provide the basis for any investment decision or any other decision in respect of the business combination. VEON, Cohen Circle and Kyivstar Group may also file other documents regarding the business combination with the SEC. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, the proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information. Investors and shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or will be filed with the SEC by Cohen Circle through the website maintained by the SEC website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Cohen Circle, Kyivstar Group, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar Group’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of the shareholders of Cohen Circle with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is set forth in the Registration Statement. Free copies of these documents may be obtained from the sources indicated above.

Contact Information

Kyivstar Group

Media and Investor Contact:
Kyivstar@icrinc.com

VEON

Hande Asik

Group Director of Communications

pr@veon.com

3

Exhibit 99.2

Kyivstar Group Reports First Quarter 2025 Financial Results in Conjunction with its Nasdaq Listing Process

•	Total operating revenue reaches USD 255 million or UAH 10.6 billion, up 37.1% year-on-year in USD and 49.6% in local currency terms

•	Profit for the period amounts to USD 44 million, up 22.2% year-on-year in USD and 33.7% in local currency terms, with a profit margin of 17.3%

•	Adjusted EBITDA[1] reaches USD 140 million, up 50.5% year-on-year in USD and 64.6% in local currency terms, with an adjusted EBITDA margin[1] of 54.9%

•	Completes acquisition of Uklon, Ukraine’s leading ride-hailing business, and increases stake in Ukraine’s leading digital health platform Helsi, subsequent to quarter-end

KYIV, Ukraine, June 5, 2025 – Kyivstar Group, Ukraine’s leading digital operator (“Kyivstar Group” or “the Company”) and a subsidiary of VEON Ltd. (Nasdaq: VEON) (“VEON Group” or “VEON”), today announced its unaudited financial and operating results for the first quarter ended March 31, 2025.

	1Q25	1Q24	YoY	1Q25	1Q24	YoY
	USD mln or %			UAH bln or %
Total operating revenue	255	186	37.1%	10.6	7.1	49.6%
Profit for the period	44	36	22.2%	1.8	1.4	33.7%
Adj. EBITDA[1]	140	93	50.5%	5.8	3.6	64.6%

Average UAH/USD exchange rates: 1Q25: 41.7563 UAH/USD; 1Q24: 38.1727 UAH/USD

End-of period UAH/USD exchange rates as of March 31, 2025: 41.4787 UAH/USD; as of March 31, 2024: 39.2214 UAH/USD

[1]	For more information, see section titled “Presentation of Non-IFRS Financial Measures” at the end of this press release, including the reconciliations of non-IFRS measures to IFRS measures.

“Kyivstar Group continues to deliver exceptional value to our customers and stakeholders, leveraging our market-leading network and innovative digital services to drive growth,” said Oleksandr Komarov, CEO of Kyivstar Group. “Our first quarter results reflect the strength of our digital operator strategy, delivering robust financial growth. In parallel, we continue to invest in strategic opportunities that drive Ukraine’s digital future, such as the acquisition of Uklon and increasing our stake in Helsi. We are excited to complement this operational performance with the continued progress towards our plans to list Kyivstar Group on the Nasdaq Stock Market.”

First Quarter 2025 Financial and Operational Highlights

•	Robust Revenue Growth: Total operating revenue for 1Q25 was USD 255 million, up 37.1% year-on-year in USD and 49.6% year-on-year in local currency terms. This result includes the impact of the customer appreciation program undertaken by the Company in the first quarter of 2024 following a cyber security incident at the end of 2023, which lowered revenue in the first quarter of 2024 by an estimated USD 46 million (UAH 1.7 billion) in value. Excluding the impact of the customer appreciation program, local currency revenue growth was 20.1% year-on-year in 1Q25.

•	Strong Profitability: Adjusted EBITDA for 1Q25 was USD 140 million, up 50.5% year-on-year. This represents an adjusted EBITDA margin of 54.9% in 1Q25. In local currency terms, 1Q25 adjusted EBITDA growth was 64.6% year-on-year, and adjusted EBITDA margin was 54.9%, driven by revenue growth and a decrease in operating costs. Excluding the impact of the customer appreciation program, local currency adjusted EBITDA growth was 10.2% year-on-year in 1Q25.

•	Multiplay Customers Supporting Growth: The Multiplay customer base, which are customers who use at least one digital application in addition to 4G data and voice connectivity, was up by 40.7% year-on-year to 6.1 million customers, and represented 29.5% of one-month-active mobile customers[i] reflecting increased adoption of digital products.

•	Digital Services Users: Total digital monthly active users across Kyivstar Group’s digital applications MyKyivstar, Kyivstar TV and Helsi reached 10.3 million in 1Q25, up 32.9% from 7.7 million a year earlier.

Strategic Milestones:

•	Announced business combination agreement with Cohen Circle Acquisition Corp. I (Nasdaq: CCIR) (“Cohen Circle”), beginning the process for Kyivstar Group to be the only pure-play Ukrainian investment opportunity on U.S. stock markets.

•	Completed the acquisition of Uklon, a leading Ukrainian ride-hailing and delivery platform, for approximately USD 155.2 million in April 2025. Uklon operates in 28 cities across Ukraine and facilitated more than 100 million rides and 3 million deliveries in 2024, and also provides ride-hailing services in Uzbekistan.

[i]	Multiplay as a % of total active Kyivstar one-month subscriber base in March 2025 (unique active subscribers over one-month period)

2

•	Increased ownership stake in Helsi, Ukraine’s largest digital platform, from 69.99% to 97.99% in May 2025. Helsi is a digital data management platform supporting the provision of healthcare services and improving patients’ access to healthcare with over 9.4 million appointments booked in the year ended December 31, 2024.

The results announcement is made concurrently with Kyivstar Group and VEON Holdings B.V.’s filing of a registration statement on Form F-4 (File No. 333-287802) in conjunction with Kyivstar’s anticipated listing on the Nasdaq Stock Market LLC (“Nasdaq”) following the anticipated completion of a business combination with Cohen Circle that was previously announced on March 18, 2025.

With the announcement of its 1Q2025 results, Kyivstar Group also updated the investor presentation available to its potential investors. A copy of the investor presentation will be available on a Current Report on Form 8-K to be filed by Cohen Circle with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

Kyivstar Group Ltd. and VEON Holdings B.V. have filed on June 5, 2025 a registration statement on Form F-4 (File No. 333-287802) (as may be amended from time to time, the “Registration Statement) as co-registrants that includes a preliminary proxy statement/prospectus of Cohen Circle and a preliminary prospectus of Kyivstar Group. When available, Cohen Circle will mail a definitive proxy statement/prospectus relating to the business combination and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to provide the basis for any investment decision or any other decision in respect of the business combination. VEON, Cohen Circle and Kyivstar Group may also file other documents regarding the business combination with the SEC. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, the proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information. Investors and shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or will be filed with the SEC by Cohen Circle through the website maintained by the SEC website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

3

About Kyivstar Group

Kyivstar Group operates Ukraine's leading digital operator, serving more than 23 million mobile customers and over 1.1 million home internet fixed line customers as of December 31, 2024. Kyivstar Group and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. VEON, together with Kyivstar Group, intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: www.kyivstar.ua.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information, visit: https://www.veon.com.

About Cohen Circle

Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transactions mentioned herein or the proposed business combination with Cohen Circle. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

Participants in the Solicitation

Cohen Circle, Kyivstar Group, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar Group’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination is set forth in the Registration Statement. Free copies of these documents may be obtained from the sources indicated above.

Financial Information Presented

Kyivstar Group’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards (“IFRS”) and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

5

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the timing of the closing of the proposed business combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the business combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on VEON, Cohen Circle and Kyivstar Group management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the inability to complete the business combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the business combination and admission of Kyivstar Group for trading on Nasdaq; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine; the successful integration of Uklon; continued growth in digital services; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar Group and Cohen Circle cannot predict with accuracy and some of which neither VEON, Kyivstar Group nor Cohen Circle might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON, Kyivstar Group and Cohen Circle do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

Presentation of Non-IFRS Financial Measures and Performance Metrics

In addition to the results provided in accordance with IFRS throughout this press release, Kyivstar Group has provided the non-IFRS financial measures Adjusted EBITDA and Adjusted EBITDA Margin (the “Non-IFRS Financial Measures”), as well as key performance indicators mobile ARPU, multiplay customers and total digital MAU.

6

Kyivstar Group defines Adjusted EBITDA as earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, net foreign exchange gain and other non-operating gains/losses, net. Kyivstar Group defines Adjusted EBITDA Margin as Adjusted EBITDA divided by total operating revenues. Kyivstar Group uses the Non-IFRS Financial Measures in addition to its results determined in accordance with IFRS in order to evaluate its financial and operating performance, to generate future operating plans and make strategic decisions. Kyivstar Group believes that the Non-IFRS Financial Measures may be helpful to investors because they provide additional tools for investors to use in evaluating its ongoing operating results and trends and in comparing its financial results with other companies operating in similar industries because they provide consistency and comparability with past financial performance. The Non-IFRS Financial Measures are not intended to replace, and should not be considered superior to, the presentation of the Kyivstar Group financial results in accordance with IFRS. The Non-IFRS Financial Measures may not be comparable to other similarly entitled measures computed by other companies.

The following table presents reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit for the period and profit margin, respectively:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(USD in millions)
Profit for the period	44	36
Income taxes	14	9
Profit before tax	58	45
Depreciation	31	31
Amortization	13	12
Impairment, net	2	1
Finance costs	21	21
Finance income	(7)	(8)
Other non-operating gain/(loss), net	1	(1)
Net foreign exchange (loss)/gain	21	(8)
Adjusted EBITDA	140	93
Profit margin	17%	19%
Adjusted EBITDA Margin	55%	50%

Key Performance Indicators

Mobile ARPU measures the monthly average revenue per mobile user. Kyivstar Group calculates mobile ARPU by dividing its mobile service revenue (excluding guest roaming and wholesale interconnection revenue) during the relevant period by the average number of its mobile customers during the period and dividing by the number of months in that period. Mobile service revenue used to calculate mobile ARPU excludes guest roaming and wholesale interconnection revenue, as this revenue is not generated by Kyivstar Group’s customers but are proceeds received by other operators for the services received by its subscribers.

Multiplay customers are doubleplay 4G customers who also used one or more of Kyivstar Group’s digital products at any time during the one month prior to such measurement date.

Total digital MAU is a gross total cumulative MAU of applications offered. Under this metric, a single individual who is active in more than one application is counted as a separate MAU under each such application, such that the total digital MAUs may include individuals being counted more than once.

Contact Information

Kyivstar Group

Media and Investor Contact:
Kyivstar@icrinc.com

VEON Media Contact
Email: pr@veon.com

7

Exhibit 99.3

Investor Presentation The Leading Ukrainian Digital Operator June 2025

Disclaimer 2 This presentation (the “Presentation”) has been prepared by Cohen Circle Acquisition Corp . I ( “Cohen,” “us” or “we”) and is provided on a confidential basis solely to the recipients that are “accredited investors” (as defined in Rule 506 of Regulation D) (any such recipient, together with its subsidiaries and affiliates, the “Recipient”) solely for their own benefit and internal use for purposes of considering an opportunity to participate in the proposed private placement (the “Potential Transaction”) in connection with the potential initial business combination (the “Initial Business Combination”) of Cohen with PJSC Kyivstar and its subsidiaries (the “Target” or the “Company”), a subsidiary of VEON Ltd . (“VEON”) . Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without Cohen’s prior written consent, is prohibited . This disclaimer and the requirement for strict confidentiality shall apply without prejudice to any other confidentiality obligations to which you are subject . By accepting this Presentation, you hereby agree to be bound by and comply with the restrictions contained herein . By accepting and/or by reading this Presentation, the Recipient agrees and undertakes towards Cohen, the Company and VEON that it will not, and will cause its directors, officers, employees, representatives, advisors and consultants (the “Representatives”) not to disclose any type of information relating to Cohen the Company or VEON . By accepting this Presentation, the Recipient agrees to maintain this information in the strictest confidence and to protect and safeguard this Presentation against any unauthorized publication or disclosure . Although Cohen reasonably believes the information contained in this Presentation related to Cohen and the Company is accurate in all material respects as of the date of this Presentation or the date to which the information contained in this Presentation makes reference to, neither Cohen, the Company nor any of its affiliates, directors, officers, shareholders, employees or advisers or any other person, makes any representation or warranty, either expressed or implied, as to the accuracy, completeness or reliability of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the Recipient in the course of its evaluation of the Potential Transaction . Cohen, the Company and VEON further expressly disclaim any and all liability relating to or resulting from the use of this Presentation based on the accuracy or sufficiency thereof or on any errors, omissions or misstatements, negligent or otherwise, relating thereto . Accordingly, none of Cohen, the Company, VEON nor any of its affiliates, directors, officers, shareholders, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered or incurred by any Recipient as a result of relying on any statement in or omission from this Presentation, and the Recipient hereby expressly disclaims such liability . In addition, the information contained in this Presentation is provided as of the date hereof and may change, and neither Cohen, the Company nor VEON undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete . Except to the extent required by law, neither Cohen, the Company, VEON nor any other person assumes responsibility for the accuracy or completeness of the information contained in this Presentation . Further, the information contained herein is preliminary, based on a range of assumptions, is provided for discussion purposes only, is only a summary of selected key information, is not complete, does not take into account all relevant economic and market factors, does not contain certain material information about the Potential Transaction, including risk factors associated with Cohen, the Company or the Potential Transaction, and is subject to change without notice . This Presentation is not intended to contain all the information that a person may desire in considering the Potential Transaction . Prior to entering into the Potential Transaction, a person should consult with its own advisors (including but not limited to legal, regulatory, tax, business, financial and accounting advisors) to the extent necessary, and make its own investment decision and perform its own independent investigation and analysis of the Potential Transaction . The Recipient should not consider any information in this Presentation to be legal, investment, business, tax or accounting advice or a recommendation . The Recipient agrees that none of Rothschild & Co . (“Rothschild”), Cohen, the Company, VEON or any of their respective affiliates, directors, officers, employees, shareholders, advisors or agents shall have any liability for any misstatement or omission of fact or any opinion expressed herein . Any person consulting this Presentation should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohen’s final prospectus dated October 11 , 2024 relating to its initial public offering, and subsequent periodic filings with the U . S . Securities and Exchange Commission (the "SEC") on Form 10 - Q and Form 10 - K . Any actual terms of the opportunity may vary from what is discussed herein and may do so in a material manner . There can be no assurance, and neither Cohen, the Company nor VEON gives any assurance, that Cohen or the Company will achieve the desired results or that any investor will receive any return of or on capital . This Presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration qualification under the securities laws of any such jurisdiction . This opportunity has not been recommended, approved or disapproved by the U . S . Securities and Exchange Commission (the “SEC”) or by the securities regulatory authority of any state or of any other U . S . or non - U . S . jurisdiction, nor has the SEC or any such securities regulatory authority passed upon the accuracy or adequacy of this Presentation . Any representation to the contrary may be a criminal offense . This Presentation contains “forward - looking statements,” as the phrase is defined in Section 27 A of the U . S . Securities Act of 1933 , as amended, and Section 21 E of the U . S . Securities Exchange Act of 1934 , as amended . These forward - looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions) . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward - looking statements, including, without limitation, statements relating to, among other things, the timing of the closing of the proposed business combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the business combination, including the expectation that Kyivstar Group will be the only pure - play Ukrainian investment opportunity and the growth potential of Kyivstar Group . These statements are based on VEON, Cohen Circle and Kyivstar Group management’s current expectations . These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements in this Presentation, including, but not limited to, the inability to complete the business combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing ; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations ; the decision by the SEC to deem effective the Registration Statement ; the ability to meet the Nasdaq listing standards upon closing of the business combination and admission of Kyivstar Group for trading on Nasdaq ; changes in applicable laws or regulations ; the escalation or de - escalation of war between Russia and Ukraine ; the successful integration of Uklon ; continued growth in digital services ; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 4 , 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle . Forward - looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar Group and Cohen Circle cannot predict with accuracy and some of which neither VEON, Kyivstar Group nor Cohen Circle might not even anticipate . The forward - looking statements contained in this Presentation speak only as of the date of this release . VEON, Kyivstar Group and Cohen Circle do not undertake to publicly update any forward - looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U . S . federal securities laws .

Disclaimer 3 This presentation includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to these trademarks, tradenames and service marks to the fullest extent under applicable law . We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties . The financial information and data contained in this Presentation are based on draft accounts, do not conform to Regulation S - X and are subject to PCAOB audit . For example , information that is shown as “ 2024 P” means preliminary financial information as of the year ended December 31 , 2024 , which remains subject to completion of a PCAOB audit . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the final registration statement to be filed with the SEC and the definitive proxy statement/prospectus contained therein in connection with the Initial Business Combination . This presentation includes certain financial and operating measures, including EBITDA, Adjusted EBITDA, Underlying Adj . EBITDA, EBITDA margin, Adjusted EBITDA margin, CAPEX excl . licenses and ROU, and measures calculated based on these measures, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or international financial reporting standards (“IFRS”) . These non - GAAP/non - IFRS measures, and other measures that are calculated using these non - GAAP/non - IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP or IFRS . The Company believes these non - GAAP/non - IFRS measures of financial results provide useful information to management and potential investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - GAAP/non - IFRS financial measures provides an additional tool for potential investors to use in comparing the Company’s financial condition and results of operations with other similar companies, many of which present similar non - GAAP/non - IFRS financial measures to investors . There are a number of limitations related to the use of these non - GAAP/non - IFRS financial measures and their nearest GAAP/IFRS equivalents . For example, VEON’s definitions of non - GAAP/non - IFRS financial measures may differ from non - GAAP/non - IFRS financial measures used by other companies and therefore the non - GAAP/non - IFRS measures in this Presentation may not be directly comparable to similarly titled measures of other companies . Cohen expresses current intentions only . The Presentation and the information contained in it do not constitute an offer capable of acceptance or intended to otherwise give rise to a binding contract . The Presentation and the information contained in it do not constitute a commitment of Cohen, the Company or VEON to engage in the Initial Business Combination or to underwrite or place any financing or securities in relation to the Initial Business Combination . Unless and until a definitive agreement is entered into regarding the Potential Transaction, Cohen will not be under any obligation whatsoever with respect to the Potential Transaction, including, without limitation, to negotiate terms of the Potential Transaction, except as specifically set forth herein . The information contained in this Presentation is based on present circumstances, economic and market conditions, assumptions, and beliefs . Neither Cohen, the Company nor VEON have any obligation to update this Presentation or correct any inaccuracies or omissions it discovers following the date of this Presentation .

4 Cohen Circle: Industry leading sponsors with an outstanding team Source: Cohen Circle, FactSet Notes: 1. Reflects Adjusted EBITDA of 2024 minus Adjusted EBITDA of Q1’24 plus Adjusted EBITDA of Q1’25 2. Return on units based on acquisition consideration paid by First Data of $15.00 per share of CCN common stock and $3.99 per CCN warrant (assumes warrants were issued within 30 days of acquisition closing), per tender offer statements filed by CCN an d First Data with the SEC on June 7, 2020 3. Return to unitholders based on $11.10 common stock closing price as of May 27, 2025 and, with respect to any fractional warra nts change for common stock, the closing price as of the date of such exchange 4. Return to unitholders based on $18.02 common stock closing price as of May 27, 2025 and, with respect to any fractional warra nts change for common stock, the closing price as of the date of such exchange Select portfolio companies +90% return 2 From IPO to sale to First Data in July 2017 +29% return 3 Since IPO $250M+ Upsized PIPE +85% return 4 Since IPO $300M Upsized PIPE Summary Experienced team • 50+ years experience as an operator and investor • Led six prior closed SPAC mergers • Co - founded Bancorp (NASDAQ: TBBK) and served as CEO from 2000 to 2014 • Founded and served as CEO of JeffBanks until it was sold to Hudson United Bancorp in December 1999 Betsy Cohen Chairman of the Board, CEO and President • 20+ years experience as an operator and investor • Founded asset manager Cohen & Company (NASDAQ:COHN) • Co - founded Bancorp (NASDAQ: TBBK) and served as Chairman of the board of from 2000 - 2021 • 15+ years experience as an investor, operator, advisor and lawyer • Held the General Counsel role at CardConnect until it was acquired by First Data in 2017 • Served as a Partner at Ledgewood PC and was previously an Attorney at Morgan Lewis Daniel Cohen Co - Founder of Cohen Circle LLC (Sponsor) Amanda Abrams CEO of Sponsor Strong strategic partner Sponsor team brings deep expertise in technology enabled businesses Leader in the SPAC market SPAC pioneer reputed for unlocking value in attractive companies ready for the public market Experienced team Operational and financial expertise with an investor lens to complement Kyivstar Impressive track record Stellar reputation with institutions for selecting quality companies with consistent shareholder returns Transaction proposed at 3.7x Q1’25 EV / LTM Adj. EBITDA 1 , offering a significant discount to peers

5 Today’s presenters • Served as CEO of Beeline (Kazakhstan subsidiary of VEON) • Served as CEO of GroupM (large user acquisition marketing company) • Forbes #1 CEO in Ukraine (2020) Oleksandr Komarov CEO (since 2018) • 20+ years with VEON group • Held several senior finance roles at VEON group companies in over 10 markets • Served as board member in the largest VEON group operating company for 5+ years Boris Dolgushin CFO (since 2019)

6 Invest in Kyivstar – Invest in Ukraine Expected to be the only pure play Ukrainian investment opportunity to be publicly listed in the U.S. 5 Scarcity value Leading digital operator, one of the most recognizable national brands 1 and proven leader in Ukraine’s digital infrastructure National Champion Proven leaders with a track record of resilience through war and robust governance World class team Resilient financial profile with $562M Adj. EBITDA, 57% Adj. EBITDA margin and $315M Adj. EBITDA minus CAPEX 2 , poised for growth with Ukrainian recovery and digital services expansion Highly profitable with multiple levers for growth 4 Significant financial and strategic flexibility – $489 million Cash and cash equivalents with no external debt 3,4 Strong balance sheet 5 3 1 2 2 5 Notes: 1. According to quarterly reputation tracking report prepared by marketing agency InMind 2. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA minus CAPEX for last twelve months (LTM); CAPEX refers to CAPEX excl. licenses and ROU (refer to p.31 - 32 for reconciliation of non - IFRS measures) 3. $489m cash and cash equiv. at Kyivstar; defined as $712m Cash and cash equiv., as presented in the combined statements minus Cas h and cash equiv. at banks and on hand at VEON Holdings, incl. cash of $10m retained in accordance with the demerger proposal and an estimated amount of $213m to cover the repayment of the 2025 Notes 4. No external debt at Kyivstar; VEON Holdings contains 2025 Notes expected to be settled before closing of the business combina tio n as per demerger proposal 5. Upon the successful closing of the business combination

Kyivstar at a glance Leading market positions with ambitious expansion opportunities in digital 7 Telecom business Digital Leading Ukrainian mobile communication provider, offering voice, data and IoT 1 solutions A leading provider of high - speed internet and reliable voice communication 2 One of Ukraine’s leading digital TV platforms 2 Ukraine's largest digital health provider 5 Growing B2B and B2C big data & cloud solutions 2 Big data & cloud Mobile Fixed Broadband Kyivstar TV #1 mobile operator in Ukraine 2 with 23m subscribers #1 broadband provider in Ukraine 2 with over 1.1m subscribers 47% estimated market share by number of subscribers 3 47% 14% estimated market share by number of subscribers in fragmented market 4 14% 2 m registered users 29 m + registered patients Cloud : 500+ B2B clients Adwisor (adtech platform): ~2k clients Source: VEON, Kyivstar Notes: 1. IoT – Internet of Things 2. As of December 31, 2024 3. Market share for 2024 (end of period 2024) based on number of subscribers across Ukrainian Mobile Network Operators (mobile segment); Kyivstar estimates based on public information 4. Market share for 2024 (average across Q1 - Q4 2024); Kyivstar estimates based on public information; based on number of access lines 5. Based on number of individuals with files registered in the app as of January 1, 2025; Kyivstar’s equity stake in Helsi comprises 98% as of end - May 2025

Why do we win? Technological leadership and complementary product offerings reinforce Kyivstar’s market leadership 2024 : Agreement with Starlink to introduce ground - breaking direct - to - cell satellite connectivity in Ukraine Continued focus and investment in network quality KPI 2024 Kyivstar recent network initiatives Complementary portfolio of B2B and B2C products and services Mobile (domestic, roaming, data) Fixed broadband + “Superpowers“ (Kyivstar TV, voice/data, roaming, social media, VOD offerings) 2 + High value offerings to our subscribers across a variety of bundles 1 2 2024 : Spectrum frequencies acquisition (2x5 MHz in 2100 MHz and 40 MHz in 2300 MHz band) at auction Source: VEON, Kyivstar Notes: 1. PoPs – Points of presence (unique physical location where RAN network equipment placed ) 2. Services Kyivstar subscribers can select free of charge based on their paid plans LTE population coverage # mobile PoPs 1 # fixed line subscribers 96% 15.5k 1.1m 8 STARLINK

2.1 3.1 3.5 4.1 6.1 4.3 6.1 2020 2021 2022 2023 2024 Q1'24 Q1'25 75 85 95 107 121 91 141 2020 2021 2022 2023 2024 Q1'24 Q1'25 Consistent growth in monthly ARPU 1 … Driven by multiplay penetration 2 and superior service quality 9 8% 13% 15% 18% 29% Multiplay as a % of total users 2 Monthly ARPU (period - avg), UAH Source: VEON, Kyivstar Notes: 1. ARPU – Average revenue per user 2. Multiplay as a % of total active Kyivstar one - month subscriber base in December of respective year (unique active subscribers over one - month period) 3. Translated to US$ based on period - average official US$/UAH FX rate: 2020 – 26.96; 2021 – 27.29; 2022 – 32.34; 2023 – 36.57; 2024 – 40.16, Q1’24 – 38.20, Q1’25 – 41.76 Multiplay users have Voice + 4G data >100 Mb + at least one app ( Helsi , Kyivstar TV, My Kyivstar) US$ 3 Total multiplay users (monthly active users, eop), m +60% +8% 2.9 3.0 2.8 3.1 2.9 2.4 3.4 20% 29% +41% +54% Y - o - y ARPU growth in Q1‘25 includes the impact of customer loyalty measures taken in Q1’24 following a cyber security incident at the end of 2023

14.8 13.9 13.0 12.7 12.0 12.0 11.0 10.9 10.6 10.1 8.8 6.0 3.2 3.0 Slovenia Hungary Croatia Latvia Estonia Czechia Slovakia Serbia Bulgaria Lithuania Poland Romania Moldova Ukraine Source: GSMA, IMF Notes: 1. Estimated as average of Q1 - Q4 2024 monthly ARPU across all MNOs in selected countries as per GSMA (in US$) 2. 2024 International Monetary Fund (IMF) estimate, per IMF October 2024 WEO database 3. Represents Kyivstar - identified potential opportunity for Kyivstar ARPU to catch up with European average monthly ARPU alongside growth in the Ukrainian economy and mobile market 3% 5% 3% 3% 5% 5% 2021 2022 2023 2024F 2025F 2026F 2027F Axis Title …with substantial growth potential on the back of Ukraine’s economic recovery 10 Monthly ARPU benchmarking (2024) – Central and Eastern European countries vs. Kyivstar 1 10.7 Average (excl. Ukraine) 3.6x 3 Ukraine’s Real GDP growth (y - o - y) 2 , % (29%) 5.5 33.4 GDP per capita, US$k 2 Population, m people 2 US$

14.1% 5.4% 4.8% 75.7% #1 Kyivstar #2 Ukrtelecom #3 Volia Other providers Leadership in Fixed Broadband segment 11 Source: State Statistics Committee, NCEC official reports Notes: 1. After acquisition of Volia by Lifecell 2. The four previously largest players acquired comprise of Data Group, Volia, Vega, and Freenet 3. As of December 31, 2024 4. Fixed Mobile Convergence refers to users who are mobile and fixed broadband subscribers Market share by number of subscribers 3 , % Kyivstar key highlights 3 1.1 m broadband customers (81% Fixed Mobile Convergence) 4 35% of our customers are also Digital TV users First fiber - to - the - home acquisition completed by Kyivstar in 2024 43.5k broadband - c onnected buildings (Dec 2024) The Ukrainian fixed broadband market is very fragmented, with the majority captured by smaller players Leading market share with significant consolidation potential Ukrainian fixed broadband market Kyivstar fixed broadband segment highlights (m) ~3k broadband providers in total, with the top three players (Kyivstar, Ukrtelecom and Lifecell 1 ) controlling only ~24% of total subscribers as of December 31, 2024 Market consolidation opportunity (four of the largest providers have been acquired since 2021) 2 Ukrtelecom is an incumbent operator with a mostly legacy network

Leveraging our loyal subscriber base with digital products and services 12 Strong growth with low customer acquisition costs Big Data & AdTech platform 2 .0 m Kyivstar TV registered users 6 .2 m app MAU 1 0.1 m B2B end users (licenses) 1 m partner apps MAU 1 Real - time kinematic 2 , Cybersecurity, IoT platform, Digital marketplace 1 . 6 m app MAU 1 ~ 70 m SMS sent through ADWISOR platform in December 2024 Source: VEON, Kyivstar, Uklon management Notes: 1. MAU – Monthly active users 2. Services provided by Kyivstar for selected industries based on high precision navigation 3. In 2024 Areas of future strategic interests and identified potential market opportunity 100 m+ rides 3 3 m+ deliveries 3

Enables cross - selling to Kyivstar’s existing 24m telecom customers • Adding Uklon and other non - telco apps to our digital portfolio enhances telco offers and we expect will drive upsell • Asset - light platform enables geographical scaling of digital offerings to adjacent markets • Ecosystem scaling reduces Kyivstar’s subscriber acquisition costs and enhances lead generation across digital offerings Digital service offerings increase ARPU and customer stickiness 13 Kyivstar is #1 player in each pillar Source: VEON, Kyivstar, Uklon management Notes: 1. As of December 31, 2024 2. On an annual basis Kyivstar TV Bundles with core business • sVoD – subscription - based Video on Demand (VoD), transaction - based VoD, advertising - based VoD, and Free Ad Supported Television (FAST) offerings • Open Market Operations (OMO) (payment by bank card for anyone) • Fixed Mobile Convergence offers mobile, fixed and tv bundles OTT TV Core business services (SAAS) 1 • 1.6k+ public and private institutions integrated • 60 k+ active medical staff 2 • 9.4m + appointments booked by patients in 2024 2 new subscription models launched: • Helsi Plan ( Extended appointment features, data access, and medical data storage) • Helsi Plus (interpretation of tests) E - Health Big data & Cloud ADWISOR – marketing platform enabling clients to: • Analyze their target audience • Find new customers • Communicate with current customers Key customers groups: • B2B Partners • Marketers • Advertising specialists Adtech Big data self - service platform For B2B Ride - hailing and delivery platform We believe combining telecom and digital offerings increases customer engagement and loyalty

Uklon’s acquisition strengthens Kyivstar’s digital strategy 14 Kyivstar acquired 97% of Ukraine’s leading ride - hailing and delivery platform for $155m • Cross - selling opportunities expected to enhance multiplay penetration within Kyivstar’s customer base • Margin expansion arising from low customer acquisition costs • Uklon offers access to significant additional data with extensive and valuable customer data attributes • Improved customer service and customer retention driving more targeted value - offering across different channels Operates a leading delivery platform in Ukraine Completed 3m+ deliveries in 2024 100k+ driver - partners with presence across 29 cities operate on the Uklon platform Completed 100m+ rides in 2024 $67m revenue generated in 2024 29% revenue CAGR over the last three years (2021 – 2024) Self - sustaining business with significant growth potential Expanded to Uzbekistan in 2023 Potential synergies

19.7 20.7 23.0 2023 2024 Q1'25 LTM 33.5 36.9 40.4 2023 2024 Q1'25 LTM 15 Financial performance overview Kyivstar Group’s financials show resilient performance Notes: 1. Q1’25 LTM values calculated as 2024 measures minus corresponding measures for Q1’24 plus corresponding measures for Q1’25. Refer to p.31 - 32 for reconciliation of Q1’25 LTM values 2. Translated to US$ at period - avg UAH/US$ NBU FX rates: 36.59 (2023), 40.16 (2024) , 38.20 (Q1’24), 41.76 (Q1’25) 3. Translated to US$ at period - end UAH/US$ NBU FX rates: 42.04 (2024), 41.48 (Q1’25) 4. ROU – rights of use; refer to p.32 for reconciliation 5. CAPEX refers to CAPEX excl. licenses and ROU; refer to p.32 for reconciliation 6. $429m cash and cash equiv. at Kyivstar as of end - 2024 ($489m as of Q1’25) defined as $674m ($712m) Cash and cash equiv., as per combined statements minus Cash and cash equiv. at banks and on hand at VEON Holdings, incl. cash of $10m ($10m) retained in accordance with the demerger proposal and $235m ($213m) to cover the repayment of the 2025 Notes 2024: UAH 18 . 0 bn / $429m Q1’25 LTM: UAH 20 . 2 bn / $ 489 m 2024: UAH 11.8bn / $294m Q1’25 LTM: UAH 12.9bn / $315m 2024: UAH 8.9bn / $221m Q1’25 LTM: UAH 10.0bn / $247m US$m 2 • Double - digit growth in revenue (local currency), driven by increasing multiplay penetration and pricing growth • Strong profitability despite continued investment into digital services and increased electricity costs • Both 2023 and 2024 impacted by Kyivstar’s customer appreciation program in response to a December 2023 cybersecurity attack. • Kyivstar rolled out a one - month customer appreciation program to affected subscribers, resulting in estimated negative impact of: • 2023 revenue / Adj. EBITDA – UAH 0.8bn ($23m) / UAH 0.9bn ($24m) • 2024 revenue / Adj. EBITDA – UAH 1.7bn ($46m) / UAH 1.8bn ($47m) • LTM Revenue and Adj. EBITDA as of Q1’25 reached $988m and $562m, respectively 919 915 Adj. EBITDA – CAPEX, UAH bn 1,2,5 2024 CAPEX excl. licenses and ROU , UAH bn 1,2,4 2024 Cash & Cash Equivalents 3,6 Revenue (UAH bn) 1 Adj. EBITDA (UAH bn) 1 Commentary 988 515 538 562 + 10% + 11%

3.4 2.4 91.4 140.6 Q1'24 Q1'25 +54% 4.3 6.1 Q1'24 Q1'25 3.6 5.8 Q1'24 Q1'25 7.1 10.6 Q1'24 Q1'25 16 Q1 2025 trading update Kyivstar’s financials show a robust start to 2025 Notes: 1. Translated to US$ at period - avg UAH/US$ NBU FX rates: 38.20 (Q1’24), 41.76 (Q1’25), 41.06 (Mar’25 LTM) 2. MAU – Monthly Active Users 3. Q1’25 LTM values calculated as 2024 measures minus corresponding measures for Q1’24 plus corresponding measures for Q1’25. Refer to p.31 - 32 for reconciliation of Q1’25 LTM values 140 93 US$m 1 • Q1’25 financial performance on the back of continuing war reflects Kyivstar’s superior positioning and is largely driven by 54% growth (y - o - y) in ARPU which includes the impact of customer loyalty measures taken in Q1'24 following a cyber security incident at the end of 2023, which lowered revenue in Q1'24 by an estimated UAH 1.4bn ($46m) in value • 50% growth in revenue in UAH in Q1’25 y - o - y (20% YoY adjusted for the cyberattack impact in Q1‘24) • 65% growth in Adj. EBITDA in UAH in Q1’25 (10.2% YoY adjusted for the cyberattack) • Q1’25 LTM Revenue increased to $988m while Q1’25 LTM EBITDA grew to $562m resulting in 57% Adj. EBITDA margin (vs. 56% in full year 2024) 3 255 186 Revenue (UAH bn) Adj. EBITDA (UAH bn) Commentary +65% Total multiplay users (MAU 2 , eop ), m Monthly ARPU (period - avg ), UAH +41% US$ 1 +50%

Growth strategy and management priorities 17 Kyivstar’s medium - term growth strategy focuses on deepening mobile market leadership and expansion of digital services Telecom business Digital Serve as a key player in restoring and developing digital ecosystem in Ukraine Target significant organic growth in digital revenues, complemented by acquisitions Grow digital offerings organically and through adjacent acquisitions, by focusing on increasing multiplay penetration Leverage our loyal customer base to develop and launch, new and existing digital products Fixed broadband market share growth via organic expansion and acquisitions Consistent growth in ARPU continuing price leadership in the market Maintain paying subscriber base and grow share of multiplay users Sustain mobile market leadership and large market share

Invest in Kyivstar – Invest in Ukraine 18 Kyivstar is a major social sponsor, investor and top - rated employer in Ukraine 1 Kyivstar and VEON joint intention to invest US$ 1bn in Ukraine from 2023 - 2027 1 Roaming and Interconnect Development of roaming and international interconnect businesses generating cash in hard currency M&A pipeline Driving digital revenue ramp - up via acquisitions and build - out of ecosystem around Kyivstar Spectrum frequencies Participation in spectrum auctions with an aim to provide better service Core business Network development, resilience, technological leadership, digitalization, and development of existing business lines Multiple initiatives to improve quality of life in Ukraine 2 Support State & Society Employee Support Support for Business Notes: 1. According to quarterly reputation tracking report prepared by marketing agency InMind, Forbes

19 The impact of the war and our response Key war related factors reflected in the performance Key highlights, mitigation measures Notes: 1. Translated to US$ at period - avg UAH/US$ NBU FX rates: 40.16 (2024) 2. Actual GDP growth for 2023 2024 3. State Statistics Service Of Ukraine, National Bank of Ukraine Introduced Roaming Like at Home to retain subscribers abroad ( 1.2m users utilizing the offer as of December 31, 2024) The adverse impact of full - scale war resulted in the loss of c.1.4m subscribers from January 2022 to December 2022, with the loss of up to 3.1m subscribers as of December 2024 (vs. January 2022) attributed to migration, loss of territories and technical subscriber base clean - up More robust and resilient network and gameplan in place to deal with any future disruptions (such as destruction of network equipment) Investments into infrastructure reconstruction and pre - emptive network resistance: ~UAH 1.1bn / $27m in 2024 1 Electricity is one of the key cost items for Kyivstar and the impact of the recent increase in electricity prices has already been reflected in margins Electricity prices / tariffs surging by 28.1% in 2023 and 27.3% in 2024 based on the market pricing Although reliant on external support, the economy recently stabilized : • Real GDP growth by 5.3% in 2023 and 2.9% in 2024 (y - o - y) 2 • Consumer inflation at 1 5 . 1 % in April 2025 (y - o - y) 3 is expected to decline in 2025 - 26 to more normalized levels Worsened macro landscape with UAH devaluation and inflation peaking Proven ability to stabilize connectivity across Ukraine within very limited timeframe as well as enhanced cybersecurity protection following 2023 attack Widespread external cyberattack resulting in temporary full disruption of Kyivstar network and services across entire country

157 231 230 471 561 13 12 8 3,774 3,463 3,225 3,325 3,774 3,636 3,939 4,124 2021 2022 2023 2024 Helsi Kyivstar Tech VEON Holdings B.V. Kyivstar Highly experienced and well - motivated team in - place across all verticals 20 Total FTEs, eop Employee engagement, % 3 Source: Kyivstar, Surveys performed by Big - 4 consulting firms Notes: 1. Number of employees who resigned voluntarily relative to total number of employees (excl. the call center ) 2. Incl. 36 employees of LanTrace acquired by Kyivstar in Q4 2024 3. Based on HR survey conducted by two different consulting firms Voluntary churn rate 1 , % 2 9% 6% 6% 7% 2 Internal procedures in place to manage risk of mobilization of key personnel Majority of employees are in Ukraine (95%) 2024 engagement at 86%, higher than pre - war (80% in 2020) 80% 86% 2020 2024 3

As a subsidiary of Nasdaq - listed VEON, Kyivstar has operated with strong governance 21 Current Kyivstar Supervisory Board Robust governance practices driven by VEON Kaan Terzioglu Dmytro Shymkiv Chairman of Kyivstar Board CEO of VEON Board member Former Deputy Chief of Staff Office of the President of Ukraine and former CEO of Microsoft Ukraine Former CEO of Turkcell Mike Pompeo Gennady Gazin Board member Board member Former Senior Partner McKinsey & Company Former United States Secretary of State VEON has been U.S. listed since 1996 Established compliance, internal audit, and business assurance functions Implemented ethics and compliance policies, controls, assurance, and risk management framework (GRC) VEON maintains strong internal controls and a risk management framework consistent with Sarbanes - Oxley Act standards, assessed annually by management, which it has historically applied to Kyivstar

Kyivstar investment highlights World class team: Proven leaders with a track record of resilience through war and robust governance Robust financial profile: We believe we are poised for growth with Ukrainian recovery and digital services expansion Strong balance sheet: significant financial and strategic flexibility Scarcity value: Expected to be the only pure play Ukrainian investment opportunity to be publicly listed in the U.S. 1 National advocate: One of the most recognizable brands and a proven long - term leader in Ukraine's vital infrastructure 22 Note: 1. Upon the successful closing of the business combination; FactSet (as of June 2025)

23 Attractive valuation relative to peers 23 2024 - 2025 EV / EBITDA 1 Median: 7.1x Sources: FactSet (as of 30 May 2025) calendarised to Dec YE, Equity analyst research notes Notes: Europe peers include BT, Deutsche Telekom, KPN, Orange, OTE, Proximus, Swisscom, Telecom Italia, Telefonica, Telenor, Tel ia, Elisa, Tele2, Vodafone, Orange Belgium, Sunrise, Orange Polska, Magyar Telekom; APAC peers include NTT Data, Spark NZ, Si ngT el, Telstra, KDDI, Softbank KK, TPG, KT Corp, Telkom Indonesia, CelcomDigi , AIS, Indosat, Axiata, LG Uplus, Maxis, SK Telecom, True, XLSmart , Grameenphone; Emerging / MEA peers include Airtel Africa, MTN, Safaricom, Vodacom, Omantel , Zain, Mobily, STC, Etisalat, Ooredoo, Zain KSA, Du, Telkom SA; Global peers include all of the above. 1. EBITDA definition for comparable companies may not be directly comparable to Kyivstar definition; EV / Q1’25 LTM Adj. EBITDA sho wn for Kyivstar; Kyivstar multiple is based on estimated trust value of $10.35 per share at closing 2. 2024 EBITDA margins above 35% 3. Defined as peers with > 75% of their total revenue deriving from a single country 4. By subscriber market share 5. Calculated as LTM Adjusted EBITDA divided by LTM Total operating revenues as of Q1’25 1 Ukraine Global peers Europe peers APAC peers MEA peers Greece Malaysia Thailand Thailand Kenya Ukraine GB NL Hungary ANZ EBITDA margin ’25E 38.4% 40.9% 47.2% 48.2% 39.6% 40.5% 36.7% 50.5% 47.3% 54.0% 51.4% 38.1% 38.2% 38.8% 56.9% Indonesia Average of peer group multiples Multiples of EMEA / APAC single country peers 2, 3 with leading market positions 4 Median: 6.5x EV/ 2025E EBITDA EV/ 2024A EBITDA 5 EV / Q1’25 LTM Adj. EBITDA 4.9x 8.6x 5.6x 5.5x 9.0x 4.5x 9.8x 8.9x 8.4x 5.8x 6.6x 6.5x 7.4x 5.7x ~2.8x 3.7x 4.9x 8.3x 5.3x 4.9x 8.6x 4.5x 9.4x 8.5x 7.8x 4.9x 6.2x 6.2x 6.8x 5.3x

Pro forma valuation Transaction overview Valuation, ownership and sources & uses 24 Pro - forma ownership at closing Notes: 1. Includes 4.3 million sponsor promote shares and 0.7 million private placement shares. Sponsor promote shares exclude 0.7 million shares which vest if stock price exceeds $15 within 2 years of closing and 0.7 million shares which vest if stock pri ce exceeds $20 within 5 years of closing 2. Assumes share price of $10.35 and no redemptions. Excludes shares underlying 7.7 million warrants with $11.50 exercise price and shares available for issuance under an equity incentive plan 3. Assumes no redemptions. Subject to change based on actual redemptions 4. Assumes $560 million cash and cash equivalents at closing, subject to adjustment via Net Cash Adjustment in business combination agreement, $10 million of cash at VEON Holdings, $333 million of lease liabilities per IFRS - 16, $40 million outstand ing balance on VEON loan note. Excludes debt of VEON Holdings expected to be repaid prior to closing 5. Multiple based on Q1’25 LTM Adj. EBITDA 6. Represents repayment of VEON loan note Sources & uses Shareholders 2 Shares (m) Value ($m) VEON 190.5m $1,972m Public shareholders 3 23.0m $238m Sponsor 1 5.0m $52m Total 218.6m $2,262m 1 3 EV / 2025 Q1 LTM EBITDA 5 ratio 3.7x Enterprise value (post-IFRS) 1,4 $m $2,065m Adj. Net debt (cash) 4 $m ($197m) Total equity value $m $2,262m Estimated trust value at closing $/share 10.35 Pro forma shares outstanding 2 m 218.6m VEON 87.2% Public shareholders 10.5% Sponsor 2.3% Sources ($m) Uses ($m) VEON rollover equity $1,972m VEON rollover equity $1,972m Cash (in trust & any financing) $238m Secondary proceeds to VEON 6 $198m VEON loan note $40m VEON loan note $40m Estimated transaction fees $40m Total sources $2,250m Total uses $2,250m

25 Appendix

Combined income statement 26 For the periods ended December 31 (2023, 2024) and March 31 (2024 and 2025) 2023 2024 Q1’24 Q1’25 (In millions of U.S. dollars) 911 915 185 254 Service revenues 4 4 1 1 Other revenues 915 919 186 255 Total operating revenues 1 1 - - Other operating income (94) (100) (24) (24) Service costs (284) (305) (69) (91) Selling, general and administrative expenses (127) (118) (31) (31) Depreciation (49) (45) (12) (13) Amortization (1) (3) (1) (2) Impairment, net 2 (1) - - (Loss) / gain on disposal of non - current assets 363 348 49 94 Operating profit (82) (82) (21) (21) Finance costs 35 40 8 7 Finance income (8) 1 1 (1) Other non - operating gain / (loss), net 38 40 8 (21) Net foreign exchange gain 346 347 45 58 Profit before tax (65) (64) (9) (14) Income taxes 281 283 36 44 Profit for the period

Combined statement of financial position (1/2) 27 December 31, 2023 December 31, 2024 March 31, 2025 (In millions of U.S. dollars) Assets Non - current assets 597 624 703 Property and equipment 272 297 297 Intangible assets 343 - - Loan receivable from VEON Amsterdam 67 80 61 Other assets 1,279 1,001 1,061 Total non - current assets Current assets 4 3 3 Inventories 55 40 38 Trade and other receivables - 363 369 Loan receivable from VEON Amsterdam - 8 - Other financial assets - VEON Ltd. shares - - 32 Receivable from VEON Amsterdam B.V. 207 94 105 Investments and derivatives 13 26 32 Other assets 425 674 712 Cash and cash equivalents 704 1,208 1,291 Total current assets 1,983 2,209 2,352 Total assets

Combined statement of financial position (2/2) 28 December 31, 2023 December 31, 2024 March 31, 2025 (In millions of U.S. dollars) Net investment and liabilities Net investment 887 1,080 1,141 Net investment attributable to equity owners of the parent 887 1,080 1,141 Total net investment Non - current liabilities 815 225 252 Debt and derivatives 3 4 6 Provisions 5 6 6 Deferred tax liabilities 8 7 7 Other liabilities 831 242 271 Total non - current liabilities Current liabilities 120 132 146 Trade and other payables 83 669 708 Debt and derivatives 5 6 7 Provisions 16 23 20 Current income tax payables 41 57 59 Other liabilities 265 887 940 Total current liabilities 1,983 2,209 2,352 Total net investment and liabilities

Combined statement of cash flows (1/2) 29 For the periods ended December 31 (2023, 2024) and March 31 (2024 and 2025) 2023 2024 Q1’24 Q1’25 (In millions of U.S. dollars) Operating activities 346 347 45 58 Profit before tax Non - cash adjustments to reconcile profit before tax to net cash flows 177 168 44 46 Depreciation, amortization and impairment loss (2) (1) — — (Loss) / gain on disposal of non - current assets 82 82 21 21 Finance costs (35) (40) (8) (7) Finance income 8 (1) (1) 1 Other non - operating gain / (loss), net (38) (40) (8) 21 Net foreign exchange gain 28 (10) (3) 1 Changes in trade and other receivables and prepayments (2) — — — Changes in inventories (33) 32 16 16 Changes in trade and other payables 3 4 1 1 Changes in provisions, pensions and other (75) (78) (14) (14) Interest paid 16 19 3 2 Interest received (62) (52) (13) (18) Income tax paid 413 430 83 128 Net cash flows from operating activities

Combined statement of cash flows (2/2) 30 For the periods ended December 31 (2023, 2024) and March 31 (2024 and 2025) 2023 2024 Q1’24 Q1’25 (In millions of U.S. dollars) Investing activities (96) (162) (28) (35) Purchase of property, plant and equipment (47) (86) (11) (19) Purchase of intangible assets (52) (13) (2) (10) Payments on deposits 13 (2) — — (Outflows) / Inflows on loans granted (150) 119 (65) — Inflow / (Investment) in financial assets 5 12 3 — Other proceeds from investing activities, net (327) (132) (103) (64) Net cash flows used in investing activities Financing activities (88) (29) (7) (8) Repayment of debt — (8) — (22) Investment in shares (88) (37) (7) (30) Net cash flows used in financing activities (2) 261 (27) 34 Net increase / (decrease) in cash and cash equivalents (5) (12) (3) 4 Net foreign exchange difference 432 425 425 674 Cash and cash equivalents at beginning of period 425 674 395 712 Cash and cash equivalents at end of period

Reconciliation of non - IFRS / non - GAAP financial metrics (1/2) 31 2023 2024 Q1’24 Q1’25 Q1’25 LTM 1 Profit to Adjusted EBITDA reconciliation 281 283 36 44 291 Profit for the period 65 64 9 14 69 Income taxes 346 347 45 58 360 Profit before tax 127 118 31 31 118 Depreciation 49 45 12 13 46 Amortization 1 3 1 2 4 Impairment reversal (2) 1 — — 1 (Loss) / gain on disposal of non - current assets 82 82 21 21 82 Finance costs (35) (40) (8) (7) (39) Finance income 8 (1) (1) 1 1 Other non - operating gain / (loss), net (38) (40) (8) 21 (11) Net foreign exchange gain 538 515 93 140 562 Adjusted EBITDA Notes: 1. Calculated as measures for 2024 minus corresponding measures for Q1’24 plus corresponding measures for Q1’25

Reconciliation of non - IFRS / non - GAAP financial metrics (2/2) 32 Notes: 1. Calculated as measures for 2024 minus corresponding measures for Q1’24 plus corresponding measures for Q1’25; Q1’25 Profit ma rgi n and Adj. EBITDA margin calculated as Q1’25 Profit for the period or Adj. EBITDA (respectively) divided by Q1’25 Total opera tin g revenues 2. Right - of - use 2023 2024 Q1’24 Q1’25 Q1’25 LTM 1 Adjusted EBITDA margin reconciliation 915 919 186 255 988 Total operating revenues 281 283 36 44 291 Profit for the period 31% 31% 19% 19% 29% Profit margin 538 515 93 140 562 Adjusted EBITDA 59% 56% 49% 55% 57% Adjusted EBITDA margin 2023 2024 Q1’24 Q1’25 Q1’25 LTM 1 CAPEX excl. licenses and ROU 2 reconciliation 207 237 40 85 282 Property, plant and equipment 50 94 9 9 94 Intangible assets 0 (35) — — (35) Additions in licences (102) (75) (24) (43) (94) Right - of - use assets 155 221 25 51 247 CAPEX excl. licenses and ROU

Additional financial information 33 Notes: 1. 2025 Notes at VEON Holdings and accrued interest on 2025 Notes that are expected to be repaid before closing of the business com bination 2. Estimated cash amount to be spent on the repayment of 2025 Notes (incl. accrued interest) December 31, 2023 December 31, 2024 March 31, 2025 Debt 597 585 1 604 Bonds 5 6 1 13 Interest accrued on Bonds 4 - - Loans received from subsidiaries of the Parent 281 294 333 Lease liabilities 887 885 950 Total Debt at amortized cost December 31, 2023 December 31, 2024 March 31, 2025 Cash and cash equivalents 425 674 712 Cash and cash equivalents, as presented in the combined statement, of which (10) (10) (10) Cash at VEON Holdings retained in accordance with the demerger proposal (272) (235) (213) Cash at VEON Holdings to repay 2025 Notes 2 143 429 489 Cash and cash equivalents at Kyivstar 2023 2024 Lease expense reconciliation 52 45 Depreciation charge for the year 74 82 Total cash outflows for leases

Risks related to the business and industry of Kyivstar (1/3) 34 Risks Related to the War in Ukraine Our network infrastructure, equipment, systems and other assets are subject to disruption, damage and failure as a result of the war. We have experienced, and may continue to experience, disruptions to our operations as a result of the war. We may incur substantial additional operating costs arising from the war. We may face the risk of nationalization or confiscation of our operations and assets. Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ong oing war in Ukraine. We have suffered reputational harm as a result of the ongoing war in Ukraine. We have seen and may continue to see changes in customer demand due to migration and population shifts. Risks Related to our Market We operate in a highly competitive market, and as a result may have difficulty expanding our customer base or retaining exist ing customers. Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed ma rkets, including significant political, legal and economic risks. We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive po sit ion and, in turn, materially harm our business. We may be unable to secure the spectrum or licenses required to remain competitive, and high acquisition and deployment costs fo r 5G may adversely affect our ability to provide or maintain high quality services and increase our operating expenses. The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital. Risks Related to Liquidity and Capital We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased co sts. Our indebtedness and debt service obligations could decrease our cash flow, which could adversely affect our business and fin anc ial condition.

Risks related to the business and industry of Kyivstar (2/3) 35 Risks Related to our Operations The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cau se our business to decline. We have experienced and are continually exposed to cyber - attacks, including the 2023 cyber - attack, both to our own operations or those of our third - party providers, that may lead to compromised or inaccessible telecommunications, digital services and/or leaks or unauthorized processing of confidential information, and pe rce ptions of such threats may cause customers to lose confidence in our services. From time to time, we recognize impairment charges, some of which can be substantial. Our equipment and systems are subject to disruption and failure for various reasons, including as a result of the ongoing war in Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data. We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war in Ukraine. Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long - term fix ed contracts with us. Our strategic partnerships and relationships carry inherent business risks. We may be unable to contract with suppliers of telecommunications equipment as a result of sanctions or other similar restric tio ns on their ability to provide services to businesses operating in Ukraine. We depend on our senior management, board of directors, and highly skilled personnel, and, if we are unable to retain or moti vat e key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our bu siness strategy. Our core growth strategies of expanding our digital offerings and investing in 4G connectivity in our markets may not be succ ess ful. The success of our businesses is driven by our ability to implement strategic initiatives and integrate acquired businesses; if they are not successfully implemented, the growth and other benefits we expect to achieve may not be realized. We depend on third parties for certain services and equipment, infrastructure and other products important to our business. Our ability to profitably provide telecommunications services depends in part on the terms of our interconnection agreements and access to third - party owned infrastructure and networks, over which we have no direct control. The loss of important intellectual property rights, as well as third - party claims that we have infringed on their intellectual p roperty rights, could significantly harm our business. Our insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover al l o f our significant risks or our insurers may deny coverage of or be unable to pay for material we incur.

Risks related to the business and industry of Kyivstar (3/3) 36 Risks Related to Regulatory and Legal Matters The telecommunications industry is a highly regulated industry, and we are subject to an extensive variety of laws and operat e i n an uncertain judicial and regulatory environment, which may result in unanticipated outcomes that could harm our business. Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our busin ess . We could be subject to tax claims and repeated tax audits that could harm our business. Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of de ferred tax assets, could harm our business, and the unpredictable tax systems and our performance may give rise to significant uncertainties and risks that could complicate our tax and business d eci sions. The changes in regulatory requirements in banking and other financial systems and currency control requirements in certain co unt ries restrict our activities, including in relation to the ongoing war between Russia and Ukraine. Laws restricting foreign investment could materially harm our business. New or proposed changes to laws or new interpretations of existing laws may harm our business. We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, non - controlled subs idiaries, representatives, agents, suppliers, customers or other third parties. We are subject to anti - corruption laws. We collect and process sensitive personal data and are therefore subject to evolving data privacy laws and heightened regulat ory obligations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations. We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with di spu tes and litigation with regulators, competitors and third parties, which when concluded, could harm our business. Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these li cen ses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms. It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our ba se stations. General Risk Factors Related to Kyivstar Our business may be adversely impacted by work stoppages and other labor matters, including mobilization. Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.